UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

Henry B. Tippie, c/o Dover Downs Gaming & Entertainment, Inc.,

3411 Silverside Road, Concord Plaza, Tatnall Building, Suite 201, Wilmington, DE  19810 (302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Henry B. Tippie

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds N/A

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,853,396

	(8)	Shared Voting Power 350,000

	(9)	Sole Dispositive Power 9,353,396

	(10)	Shared Dispositive Power 350,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,203,396

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 39.5%

(14)	Type of Reporting Person IN

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

This filing is being made to disclose the extension of the term of the previously disclosed Stockholders Agreement and Irrevocable Proxy.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Stockholders Agreement and Irrevocable Proxy entered into January 31, 2008 has been amended to extend its term.  Unless sooner terminated as provided in the agreement, it shall continue in force until the tenth anniversary of the amendment.

Item 7.	Material to be Filed as Exhibits.

The following is attached to this filing:

Exhibit A:

Amendment No. 1 entered into as of January 30, 2018 to Stockholders Voting Agreement and Irrevocable Proxy entered into January 31, 2008 between Henry B. Tippie, R. Randall Rollins and Michele M. Rollins.

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 29, 2018	/s/ Henry B. Tippie
Henry B. Tippie

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

EXHIBIT A TO SCHEDULE 13D

AMENDMENT NO. 1

TO THE

STOCKHOLDERS AGREEMENT

AND IRREVOCABLE PROXY

Amendment No. 1 dated as of January 30, 2018 to that certain Stockholders Agreement and Irrevocable Proxy entered into on the 31st day of January 2008 (the “Agreement”) by and between R. Randall Rollins, Michele M. Rollins and Henry B. Tippie relative to certain shares of stock of Dover Downs Gaming & Entertainment, Inc.

WHEREAS, the parties would like to Amend the Agreement to extend the term.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Stockholders hereby agree as follows:

1.                                      The Term as provided for in Section 5 is amended so that termination “on the tenth anniversary hereof” is revised to read “on the tenth anniversary of Amendment No. 1.”  The Irrevocable Proxy executed by R. Randall Rollins and Michele M. Rollins under the Agreement is deemed extended by the Term, as amended by this Amendment No. 1.

2.                                      All other terms and conditions of the Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the Stockholders have executed this Amendment as of the date first above written.

/s/ Henry B. Tippie
Henry B. Tippie

/s/ Michele Rollins
Michele Rollins

/s/ R. Randall Rollins
R. Randall Rollins